UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               LSB Financial Corp.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    501925101
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                                 (CUSIP Number)

                                  John C. Shen
                    101 Main Street, Lafayette, Indiana 47901
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 25, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
CUSIP No. 501925101


                              1.        NAME OF REPORTING PERSON
                                        S.S. OR I.R.S. IDENTIFICATION NO. OF
                                        ABOVE PERSON

                                        John C. Shen

                              2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                                        A GROUP           (a)  __
                                                          (b)  __
                              3.        SEC USE ONLY

                              4.        SOURCE OF FUNDS

                                        PF, SC

                              5.        CHECK BOX IF DISCLOSURE OF LEGAL
                                        PROCEEDINGS IS REQUIRED PURSUANT TO
                                        ITEMS 2(D) OR 2(E)  __

                              6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                        United States of America
--------------------------------------------------------------------------------
                              7.        SOLE VOTING POWER

NUMBER OF                               71,326 (See Item 5)
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH

                              8.        SHARED VOTING POWER

                                        0 (See Item 5)

                              9.        SOLE DISPOSITIVE POWER

                                        71,326(See Item 5)

                              10.       SHARED DISPOSITIVE POWER

                                        0 (See Item 5)

                              11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        71,326 (See Item 5)

                              12.       CHECK BOX IF THE AGGREGATE AMOUNT IN
                                        ROW (11) EXCLUDES CERTAIN  SHARES   ____

                              13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        5.1% (See Item 5)

                              14.       TYPE OF REPORTING PERSON

                                        IN
--------------------------------------------------------------------------------



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Item 1.  Security and Issuer
----------------------------

          The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of LSB
Financial Corp. ("LSB" or the "Company"), an Indiana corporation, located at 101 Main Street, Lafayette, Indiana 47901.

Item 2.  Identity and Background
--------------------------------

         The name and address of the person filing this statement is John C. Shen, 101 Main Street, Lafayette, Indiana 47901. Mr. Shen is the developer and sole owner of Crestview Apartments and Crestview North Apartments, six different complexes of apartment buildings. He is also a director of Turner Construction Co., an industrial and institutional construction company. In addition, Mr. Shen is a director of LSB and its subsidiary Lafayette Savings Bank, FSB. During the last five years, Mr. Shen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

         Mr. Shen is a citizen of the United States of America.

Item 3.  Source and  Amount of Funds or Other  Consideration
------------------------------------------------------------

          Mr. Shen has acquired beneficial ownership of 71,326 shares of Common Stock, as adjusted for prior stock dividends declared and paid for by the Company. All shares reported herein have



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been adjusted for these prior stock dividends and stock splits. The beneficial ownership of 71,326 shares of Common Stock is as follows:

         Between February 3, 1995 and the date hereof, Mr. Shen has acquired, directly or indirectly, 61,192 shares at an aggregate cost of $595,014, all of which were purchased with personal funds.

         On August 22, 1995, Mr. Shen was awarded 2,551 restricted shares of Common Stock through the Company's Recognition and Retention Plan. As of the date of this statement, 2,041 shares of Common Stock covered by the award to Mr. Shen have vested with the remaining 510 shares of Common Stock scheduled to vest on August 22, 2000, subject to Mr. Shen's continued service as a director of the Company. The award of restricted Common Stock was granted to Mr.
Shen at no cost to him.

         Also on August 22, 1995, Mr. Shen was awarded 6,384 options to purchase the Company's Common Stock through the Company's 1995 Stock Option and Incentive Plan at an exercise price of $15.375 per share. As of the date of this statement, 5,107 options to purchase have vested with the remaining 1,276 options to purchase scheduled to vest on August 22, 2000, subject to Mr.
Shen's continued service as a director of the Company.

Item 4.  Purpose of Transaction
-------------------------------

         All of the shares acquired by Mr. Shen, directly or indirectly, were acquired for investment purposes. Mr. Shen may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of LSB for investment purposes or dispose of shares of LSB. As a director, Mr. Shen regularly explores potential actions and transactions which may be advantageous to LSB, including, but not limited to, possible mergers, acquisitions, reorganizations



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or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of LSB.

        Except as noted above, Mr. Shen has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of LSB, or the disposition of securities by LSB;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LSB or any of its subsidiaries;

     (c) a sale or transfer of material amount of assets of LSB or any of its subsidiaries;

     (d) any change in the present board of directors or management of LSB, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of LSB;

     (f) any other material change in LSB's business or corporate structure;

     (g) changes in LSB's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of LSB by any person;

     (h) causing a class of securities of LSB to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of LSB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.



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Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Mr. Shen beneficially owns an aggregate of 71,326 shares of Common Stock, constituting 5.1% of the number of shares of such Common Stock outstanding on the date hereof.

         (b) With respect to the 71,326 shares of Common Stock owned beneficially by Mr. Shen, such amounts include:

                  (1) 2,551 shares over which Mr. Shen has sole voting and sole dispositive power, of which 510 shares as still subject to vesting.

                  (2) 59,389 shares over which Mr. Shen has sole voting and sole dispositive power, which he owns jointly with his spouse, Florence Shen, whose address is 107 Valley View W. Lafayette, Indiana 47906. Mrs. Shen is a co-owner of Crestview Apartments and Crestview North Apartments. During the last five years, Mrs. Shen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Shen is a citizen of the United States of America.

                  (3) 4,279 shares of Common Stock over which Mr. Shen has sole voting and sole dispositive power, as custodian for his grandchildren.

                  (4) Options to purchase 5,107 shares of Common Stock which upon exercise Mr. Shen will have sole voting and sole dispositive power.

         (c) The following transaction involving Mr. Shen's beneficial ownership of Common Stock was effected in the past sixty days:

                  (1) On February 25, 2000, Mr. Shen purchased 2,000 shares of Common Stock in an open market transaction, using personal funds, for an aggregate purchase price of approximately $26,000.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Shen.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Shen and any other person with respect to any securities of LSB, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Shen are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits
--------------------------------------------------------------------------------

         None.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 6, 2000                                 /s/ JOHN C. SHEN
       -----------------                             --------------------------
                                                     John C. Shen